Exhibit 99.16

PROMISSORY NOTE

$1,500,000.00	Date: November 19, 2013
Maturity Date: November 19, 2014

For Value Received, SecureAlert, Inc., a Utah corporation (the “Borrower”) hereby promises to pay to the other of Sapinda Asia Limited, a British Virgin lslands corporation (the “Lender”) with its registered address at OMC Chambers, Wickhams Cay 1, Road Town, Tortola, BVI, or such other place or payment as the holder of this Note may specify from time to time in writing, in lawful money of the United States of America, the principal amount of One Million Five Hundred Thousand and 00/100 Dollars ($1 ,500,000.00) together with interest at the rate of eight percent (8%) per annum from the date of this Note until paid in full. All unpaid principal, accrued and unpaid interest shall be due and payable to Lender on the Maturity Date referenced above. This Note is unsecured.

Borrower covenants and agrees to pay all and singular costs, fees, and expenses of every kind and nature, including the Lender’s reasonable attorneys’ fees (including on appeal and in bankruptcy), all fees and all costs incurred or expended at any time by the Lender in the collection of the amounts evidenced hereby or otherwise incurred in protecting and preserving Lender’s right under this Note, or under any other instrument evidencing the indebtedness evidenced hereby, or in enforcing, sustaining, protecting, or defending the priority of the Note against any and all persons, including, but not limited to, lien claimants or the exercise of governmental power of any kind. Every such payment made by or on behalf of the Lender shall be immediately due and payable by the Borrower to Lender and shall bear interest from the date of disbursement by the Lender at the rate then applicable under this Note to sums of principal then outstanding.

Borrower, its legal representatives, successors, and assigns, respectively, hereby expressly waive presentment, demand for payment, notice of dishonor, protest, notice of nonpayment, and diligence in collection, and consent that the time of all payments or any part thereof may be extended, rearranged, renewed or postponed by Lender, and agree that Lender shall not be required first to institute any suit or to exhaust any of its remedies against Borrower or any other person or party liable hereunder in order to enforce payment of this Note.

This Note shall be governed by and construed and enforced in accordance with, the laws of the State of New York, excluding any conflicts of law rules or principles that would case the application of the laws of any other jurisdiction.

To be continued P. 2 -

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BORROWER		LENDER

For and on behalf of
SecureAlert, Inc.		Sapinda Asia Limited

By:	/s/ Guy Dubois
	Guy Dubois, Chairman of the Board	By:	/s/ Lars Windhorst
Name & Title: Lars Windhorst, Director

		By:	/s/ Theresa Tsang
Name & Title: Theresa Tsang, Director